

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Mark D. Roberson
Chief Executive Officer
Strong Global Entertainment, Inc.
4201 Congress Street, Suite 175
Charlotte, NC 28209

> **Re: Strong Global Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2022**
> **File No. 333-264165**

Dear Mr. Roberson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 7, 2022

Recent Developments, page 5

1. Please revise to address the following regarding your various contractual arrangements signed with Landmark:
    - Revise this section as well as Note 15 on page F-24 to disclose how you intend to account for the various aspects of the transaction.
    - Tell us how you determined the extent to which you were required to give pro forma effect to the Landmark transaction in your Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 49.
    - To the extent you determined that pro forma adjustments are not warranted, revise your introductory narrative to discuss that conclusion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Janeane R. Ferrari, Esq.